                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        IFS International Holdings, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   449515105
                                 (CUSIP Number)

                            George E.B. Maguire, Esq.
                              Debevoise & Plimpton
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 12, 2001
                     -------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(1)    Names of Reporting Persons            Hestian Pty Limited

       S.S. or I.R.S. Identification
       Nos. of Above Persons

(2)    Check the Appropriate Box                                                          (a) [ ]
       if a Member of a Group                                                             (b) [X]

(3)    SEC Use Only

(4)    Source of Funds
       (See Item 3.)                                                                           WC

(5)    Check if Disclosure of Legal
       Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                                                         [ ]

(6)    Citizenship or Place of                                                    New South Wales
       Organization                                                                     Australia

       Number of Shares                      (7) Sole Voting Power                           None
       Beneficially Owned                    (8) Shared Voting Power                      673,100
       by Each Reporting                     (9) Sole Dispositive Power                      None
       Person With                           (10) Shared Dispositive Power                673,100

(11)   Aggregate Amount Beneficially
       Owned by Each Reporting Person                                                     673,100

(12)   Check if the Aggregate Amount
       in Row (11) Excludes Certain
       Shares                                                                                 [ ]

(13)   Percent of Class Represented
       by Amount in Row 11                                                                  7.56%

(14)   Type of Reporting Person                                                                CO

(1)    Names of Reporting Persons            VB Family Trust

       S.S. or I.R.S. Identification
       Nos. of Above Persons

(2)    Check the Appropriate Box                                                          (a) [ ]
       if a Member of a Group                                                             (b) [X]

(3)    SEC Use Only

(4)    Source of Funds                                                                         OO

(5)    Check if Disclosure of Legal
       Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                                                         [ ]

(6)    Citizenship or Place of                                                         Australian
       Organization

       Number of Shares                      (7) Sole Voting Power                           None
       Beneficially Owned                    (8) Shared Voting Power                      989,767
       by Each Reporting                     (9) Sole Dispositive Power                      None
       Person With                           (10) Shared Dispositive Power                989,767

(11)   Aggregate Amount Beneficially
       Owned by Each Reporting Person                                                     989,767

(12)   Check if the Aggregate Amount
       in Row (11) Excludes Certain
       Shares                                                                                 [ ]

(13)   Percent of Class Represented
       by Amount in Row 11                                                                 11.23%

(14)   Type of Reporting Person                                                                CO

(1)    Names of Reporting Persons            VB Racing Pty Limited

       S.S. or I.R.S. Identification
       Nos. of Above Persons

(2)    Check the Appropriate Box                                                          (a) [ ]
       if a Member of a Group                                                             (b) [X]

(3)    SEC Use Only

(4)    Source of Funds                                                                         OO

(5)    Check if Disclosure of Legal
       Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                                                         [ ]

(6)    Citizenship or Place of                                                         Australian
       Organization

       Number of Shares                      (7) Sole Voting Power                           None
       Beneficially Owned                    (8) Shared Voting Power                      989,767
       by Each Reporting                     (9) Sole Dispositive Power                      None
       Person With                           (10) Shared Dispositive Power                989,767

(11)   Aggregate Amount Beneficially
       Owned by Each Reporting Person                                                     989,767

(12)   Check if the Aggregate Amount
       in Row (11) Excludes Certain
       Shares                                                                                 [ ]

(13)   Percent of Class Represented
       by Amount in Row 11                                                                 11.23%

(14)   Type of Reporting Person                                                                CO

(1)    Names of           Christopher van Brugge
       Reporting
       Persons

       S.S. or
       I.R.S.
       Identification
       Nos. of
       Above
       Persons

(2)    Check the
       Appropriate
       Box
       if a
       Member of                                                                            (a) [ ]
       a Group                                                                              (b) [X]

(3)    SEC Use
       Only

(4)    Source of                                                                                 OO
       Funds

(5)    Check if
       Disclosure
       of Legal
       Proceedings
       is
       Required
       Pursuant
       to Items
       2(d) or
       2(e)                                                                                     [ ]

(6)    Citizenship                                                                       Australian
       or Place of
       Organization

       Number of          (7) Sole Voting Power                                             100,000
       Shares             (8) Shared Voting Power                                           989,767
       Beneficially       (9) Sole Dispositive Power                                        100,000
       Owned              (10) Shared Dispositive Power                                     989,767
       by Each
       Reporting
       Person With

(11)   Aggregate
       Amount
       Beneficially
       Owned by
       Each
       Reporting
       Person                                                                             1,089,767

(12)   Check if
       the
       Aggregate
       Amount
       in Row
       (11)
       Excludes
       Certain
       Shares                                                                                   [ ]

(13)   Percent of
       Class
       Represented
       by Amount
       in Row 11                                                                             12.23%

(14)   Type of
       Reporting
       Person                                                                                    IN

(1)    Names of           Brian Michael Sherman
       Reporting
       Persons

       S.S. or
       I.R.S.
       Identification
       Nos. of
       Above
       Persons

(2)    Check the
       Appropriate
       Box
       if a
       Member of                                                                     (a) [ ]
       a Group                                                                       (b) [X]

(3)    SEC Use
       Only

(4)    Source of                                                              Not applicable
       Funds

(5)    Check if
       Disclosure
       of Legal
       Proceedings
       is
       Required
       Pursuant
       to Items
       2(d) or
       2(e)                                                                              [ ]

(6)    Citizenship
       or Place of
       Organization                                                               Australian

       Number of          (7) Sole Voting Power                                         None
       Shares             (8) Shared Voting Power                                    673,100
       Beneficially       (9) Sole Dispositive Power                                    None
       Owned              (10) Shared Dispositive Power                              673,100
       by Each
       Reporting
       Person With

(11)   Aggregate
       Amount
       Beneficially
       Owned by
       Each
       Reporting
       Person                                                                        673,100

(12)   Check if
       the
       Aggregate
       Amount
       in Row
       (11)
       Excludes
       Certain
       Shares                                                                            [ ]

(13)   Percent of
       Class
       Represented
       by Amount
       in Row 11                                                                       7.56%

(14)   Type of
       Reporting
       Person                                                                             IN

(1)    Names of Reporting Persons               Dr. Gene Rosalie Sherman

       S.S. or I.R.S. Identification
       Nos. of Above Persons

(2)    Check the Appropriate Box                                                                             (a) [ ]
       if a Member of a Group                                                                                (b) [X]

(3)    SEC Use Only

(4)    Source of Funds                                                                               Not Applicable.

(5)    Check if Disclosure of Legal
       Proceedings is Required Pursuant
       to Items 2(d) or 2(e)                                                                                     [ ]

(6)    Citizenship or Place of
       Organization                                                                                       Australian

       Number of Shares                         (7) Sole Voting Power                                           None
       Beneficially Owned                       (8) Shared Voting Power                                      673,100
       by Each Reporting                        (9) Sole Dispositive Power                                      None
       Person With                              (10) Shared Dispositive Power                                673,100

(11)   Aggregate Amount Beneficially
       Owned by Each Reporting Person                                                                        673,100

(12)   Check if the Aggregate Amount
       in Row (11) Excludes Certain Shares                                                                       [ ]

(13)   Percent of Class Represented
       by Amount in Row 11                                                                                     7.56%

(14)   Type of Reporting Person                                                                                   IN

(1)    Names of             Escotwo Pty Limited
       Reporting
       Persons

       S.S. or
       I.R.S.
       Identification
       Nos. of
       Above
       Persons

(2)    Check the                                                                            (a) [ ]
       Appropriate                                                                          (b) [X]
       Box
       if a
       Member of
       a Group

(3)    SEC Use
       Only

(4)    Source of                                                                     Not applicable
       Funds

(5)    Check if
       Disclosure
       of Legal
       Proceedings
       is
       Required
       Pursuant
       to Items
       2(d) or
       2(e)                                                                                     [ ]

(6)    Citizenship                                                                  New South Wales
       or Place                                                                           Australia
       of
       Organization

       Number of            (7) Sole Voting Power                                              None
       Shares               (8) Shared Voting Power                                         673,100
       Beneficially         (9) Sole Dispositive Power                                         None
       Owned                (10) Shared Dispositive Power                                   673,100
       by Each
       Reporting
       Person With

(11)   Aggregate
       Amount
       Beneficially
       Owned by
       Each
       Reporting
       Person                                                                               673,100

(12)   Check if
       the
       Aggregate
       Amount
       in Row
       (11)
       Excludes
       Certain
       Shares                                                                                   [ ]

(13)   Percent of
       Class
       Represented
       by Amount
       in Row 11                                                                              7.56%

(14)   Type of
       Reporting
       Person                                                                                    CO

(1)    Names of             Kirman Pty Limited
       Reporting
       Persons

       S.S. or
       I.R.S.
       Identification
       Nos. of
       Above
       Persons

(2)    Check the
       Appropriate
       Box
       if a
       Member of                                                                            (a) [ ]
       a Group                                                                              (b) [X]

(3)    SEC Use
       Only

(4)    Source of
       Funds                                                                         Not applicable

(5)    Check if
       Disclosure
       of Legal
       Proceedings
       is
       Required
       Pursuant
       to Items
       2(d) or
       2(e)                                                                                     [ ]

(6)    Citizenship                                                                  New South Wales
       or Place                                                                           Australia
       of
       Organization

       Number of            (7) Sole Voting Power                                              None
       Shares               (8) Shared Voting Power                                         673,100
       Beneficially         (9) Sole Dispositive Power                                         None
       Owned by             (10) Shared Dispositive Power                                   673,100
       Each
       Reporting
       Person With

(11)   Aggregate
       Amount
       Beneficially
       Owned by
       Each
       Reporting
       Person                                                                               673,100

(12)   Check if
       the
       Aggregate
       Amount in
       Row (11)
       Excludes
       Certain
       Shares                                                                                   [ ]

(13)   Percent of
       Class
       Represented
       by Amount
       in Row 11                                                                              7.56%

(14)   Type of
       Reporting
       Person                                                                                    CO

ITEM 1.

(a)      NAME OF ISSUER

         IFS International Holdings, Inc. (the "Issuer")

(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

         Rensselaer Technology Park
         300 Jordan Road
         Troy, New York 12180

(c)      TITLE OF CLASS OF SECURITIES

         This report relates to the Issuer's common stock, par value $.001 per share (the "Common Stock").

         The Issuer has also issued Redeemable Stock Purchase Warrants ("Warrants"). Each Warrant gives the holder the right to purchase one share of Common Stock at a price of $2 per share. They are exercisable at any time at the option of the holder and have a term of two years. Because the warrants are currently exercisable, the Reporting Persons may be deemed to be the beneficial owners of such shares of Common Stock as would be issued upon exercise of the Warrants.

ITEM 2.

Reporting Person
Name:                     Hestian Pty Limited ("Hestian")
Principal business:       Investment company
Principal Office:         2 Paddington Street, Paddington, NSW 2021 Australia
Place of organization:    New South Wales, Australia

Reporting Person
Name:                     VB Family Trust
Principal business:       Trust
Principal Office:         1st Floor, 15-17 Old Pittwater Road, Brookvale, NSW 2100
                          Australia
Place of organization:    New South Wales, Australia

Reporting Person
Name:                     VB Racing Pty Limited ("VB Racing")
Principal business:       Trustee
Principal Office:         1st Floor, 15-17 Old Pittwater Road, Brookvale, NSW 2100
                          Australia
Place of organization:    New South Wales, Australia

Reporting Person
Name:                     Christopher van Brugge
Principal occupation:     Director of Pulse International Pty
                          Limited ("Pulse"), a technology company with an
                          address of Level 5, 504 Pacific Highway, St.
                          Leonard's, NSW 2065, Australia. Pulse is a subsidiary
                          of Sonic Communications Pty Limited ("Sonic").
Principal Business        Level 5, 504 Pacific Highway, St. Leonard's,
Address:                  NSW 2065 Australia
Citizenship:              Australian

Reporting Person
Name:                     Brian Michael Sherman
Principal occupation:     Director of Sherman Group Limited, an
                          investment company with an address of 2
                          Paddington Street, Paddington, NSW 2021,
                          Australia
Principal business        2 Paddington Street, Paddington, NSW 2021,
address:                  Australia
Citizenship:              Australian


Reporting Person
Name:                     Dr. Gene Rosalie Sherman
Principal occupation:     Director of Sherman Galleries, a private art
                          gallery with an address of 1 Hargrave Street,
                          Paddington, NSW 2021, Australia
Principal business        1 Hargrave Street, Paddington, NSW 2021,
address:                  Australia
Citizenship:              Australian


Reporting Person
Name:                     Escotwo Pty Limited ("Escotwo")
Principal business:       Investment company
Principal Office:         2 Paddington Street, Paddington, NSW 2021,
                          Australia
Place of organization:    New South Wales, Australia


Reporting Person
Name:                     Kirman Pty Limited ("Kirman")
Principal business:       Trustee
Principal Office:         2 Paddington Street, Paddington, NSW 2021
                          Australia
Place of organization:    New South Wales, Australia

During the last five years, none of the persons listed in Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the persons listed in Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The director of VB Racing is Mr. van Brugge.

The directors and officers of Hestian, Escotwo and Kirman are Dr. and Mr.
Sherman.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On March 12, 2001, Hestian purchased 375,000 shares of Common Stock and 100,000 Warrants and Mr. van Brugge purchased 375,000 shares and 100,000 Warrants for an aggregate cash consideration in the amount of $750,000.

         On April 10, 2001, Hestian purchased, and held, on behalf of Mr. van Brugge, 416,667 shares of Common Stock for cash consideration in the amount of $375,000.30.

         In each of the following purchases, Hestian purchased, and held, half of the shares for Mr. van Brugge and half of the shares for itself:

         (i) on June 4, 2001, 50,000 shares for cash consideration in the amount of A$79,039.42;

         (ii)     on June 5, 2001, 50,000 shares for A$83,906.02;

         (iii)    on August 6, 2001, 30,000 shares for A$20,742.40;

         (iv)     on August 12, 2001, 50,000 shares for A$96,786.62;

         (v)      on August 13, 2001, 50,000 shares for A$81,226.60;

         (vi)     on August 26, 2001, 50,000 shares for A$81,678.33;

         (vii)    on August 27, 2001, 15,000 shares for A$9,691.83;

         (viii)   on August 28, 2001, 20,000 shares for A$12,361.92;

         (ix)     on October 24, 2001, 50,000 shares for A$23,285.87;

         (x)      on October 26, 2001, 25,000 shares for A$10,868.01; and

         (xi)     on December 24, 2001, 6,200 shares for A$1,214.04.

         The funds for the cash consideration paid by Hestian for the above transactions were from Hestian's working capital. For the purchases on behalf of Mr. van Brugge, Hestian provided interest free loans to Mr. van Brugge, repayable on demand. These have been fully repaid.

         On June 29, 2002, Mr. van Brugge transferred his 989,767 shares of Common Stock to VB Family Trust for an aggregate purchase price of A$158,362.72. Until the shares are registered in the name of VB Family Trust, Hestian holds 416,667 of these shares for VB Family Trust and Mr. van Brugge holds 573,100 of these shares for VB Family Trust. For this purchase, Mr. van Brugge provided an interest free loan to VB Family Trust.

ITEM 4.  PURPOSE OF TRANSACTION.

         Hestian and Mr. van Brugge acquired the shares of Common Stock and Warrants for investment purposes.

         The Issuer licenses certain of its financial software products to Sonic's subsidiary, Pulse. Each of Mr. van Brugge and Hestian holds an equity interest in Sonic. On February 1, 2001, Sonic and the Issuer entered into a Subscription Agreement (the "First Subscription Agreement"), pursuant to which the Issuer agreed to issue and sell, and Sonic agreed to purchase, 750,000 shares of Common Stock and 200,000 Warrants for an aggregate purchase price of $750,000. Hestian and Mr. van Brugge exercised the subscription rights of Sonic under the First Subscription Agreement. Hestian purchased 375,000 shares of Common Stock and 100,000 Warrants and Mr. van Brugge purchased 375,000 shares of Common Stock and 100,000 Warrants.

         By amendment of the First Subscription Agreement, the total number of shares issued was increased by 100,000 shares to 850,000 shares of Common Stock. Sonic's subscription rights to the 100,000 shares were exercised by unrelated third parties.

         On April 6, 2001, Sonic and the Issuer entered into a Subscription Agreement (the "Second Subscription Agreement"), pursuant to which the Issuer agreed to sell, and Sonic agreed to purchase, 416,667 shares of Common Stock for an aggregate purchase price of $375,000.30. Hestian exercised the subscription rights of Sonic under the Second Subscription Agreement and purchased, and held, the shares on behalf of Mr. van Brugge.

      During the period August 6, 2001 to December 24, 2001, in the open market for an aggregate purchase price of A$500,801.06, Hestian purchased 198,100 shares for itself and purchased, and held, 198,100 shares on behalf of Mr. van Brugge.

         On June 29, 2002, Mr. van Brugge transferred his 989,767 shares of Common Stock to VB Family Trust for an aggregate purchase price of A$158,362.72. Until the shares are registered in the name of VB Family Trust, Hestian holds 416,667 of these shares for VB Family Trust and Mr. van Brugge holds 573,100 of these shares for VB Family Trust.

         While the purchases of shares of Common Stock and Warrants were for investment purposes, the Reporting Persons have considered and may continue to consider a number of strategies for enhancing value, including, without limitation, with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. There can be no assurance that the Reporting Persons will develop any plans or proposals with respect to such matters. Any strategies that the Reporting Persons may pursue will depend upon a number of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Issuer and its business, and general economic, market and industry conditions.

         Except as set forth above, the Reporting Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)      (i)      Hestian is the beneficial owner of 673,100 shares of Common
                  Stock (the "Hestian Shares"), including 100,000 shares issuable upon the exercise of its Warrants. Assuming the exercise by Hestian of its Warrants for 100,000 shares, the shares of Common Stock beneficially owned by Hestian represent approximately 7.56% of the outstanding shares of Common Stock of the Issuer (based on the number of shares of Common Stock outstanding as of March 11, 2002); and

         (ii) The VB Family Trust is the beneficial owner of 989,767 shares of Common Stock (the "VB Family Shares"), representing approximately 11.23% of the outstanding shares of Common Stock of the Issuer (based on the number of shares of Common Stock outstanding as of March 11, 2002).

         (iii) Mr. van Brugge is the beneficial owner of 100,000 shares, issuable upon the exercise of his Warrants, and may be deemed to be the beneficial owner of the VB Family Shares, as he is the sole shareholder and the sole director of VB Racing. Assuming the exercise by Mr. van Brugge of his Warrants for 100,000 shares, the aggregate amount of shares of Common Stock beneficially owned by Mr. van Brugge represents approximately 12.23% of the outstanding shares of Common Stock of the Issuer (based on the number of shares of Common Stock outstanding as of March 11, 2002);

         (iv) for the purposes of this filing, VB Racing may be deemed to be beneficial owner of the VB Family Shares by virtue of VB Racing being the sole trustee of the VB Family Trust;

         (v) for the purposes of this filing, Escotwo may be deemed to be beneficial owner of the Hestian Shares by virtue of Escotwo being the parent company of Hestian;

         (vi) for the purposes of this filing, Kirman may be deemed to be beneficial owner of the Hestian Shares by virtue of Kirman being the sole trustee of the BeeGees Family Trust which has a 52% interest in Escotwo; and

         (vii) for the purposes of this filing, Dr. and Mr. Sherman may be deemed to be beneficial owners of the Hestian Shares as they are the directors of Hestian, Escotwo and Kirman.

         Dr. and Mr. Sherman may be deemed solely for the purposes of U.S. securities laws to share beneficial ownership of the shares of the Common Stock and the Warrants. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to Australian legal matters. The BeeGees Family Trust is an Australian domiciled discretionary trust.

         (viii) for the purposes of this filing, the Reporting Persons, to the extent they are deemed to be a group, may be deemed to beneficially own an aggregate of 1,762,867 shares of Common Stock, representing approximately 19.57% of the outstanding shares of Common Stock

                  (based on the number of shares of Common Stock outstanding as of March 11, 2002).

(b)      (i)      For the purposes of this filing, Hestian, Escotwo, Kirman and
                  Dr. and Mr. Sherman may be deemed to share voting and dispositive power with respect to the Hestian Shares; and

         (ii) For the purposes of this filing, VB Racing and Mr. van Brugge may be deemed to share voting and dispositive power over the VB Family Shares.

(c) On June 29, 2002, Mr. van Brugge transferred 989,767 shares of Common Stock to VB Family Trust for A$0.16 per share, an aggregate purchase price of A$158,362.72.

(d)      (i)      The beneficiaries of the VB Family Trust may be deemed to have the right to receive dividends from, or the proceeds from the sale of, the VB Family Shares;

         (ii) The BeeGees Family Trust, as the holder of a 52% interest in Escotwo, may be deemed to have the right to receive dividends from, or the proceeds from the sale of, the Hestian Shares;

         (iii) Kirman Holdings Pty Limited ("Kirman Holdings"), as the holder of a 48% interest in Escotwo, may be deemed to have the right to receive dividends from, or the proceeds from the sale of, the Hestian Shares; and

         (iv) the shareholders of Kirman Holdings, may be deemed to have the right to receive dividends from, or the proceeds from the sale of, the Hestian Shares.

(e)               Not applicable.

ITEM 6. The Reporting Persons have an informal understanding, but no written arrangement, that they will consult together with respect to the acquisition, disposition and voting of the Issuer's securities.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1. Joint Filing Agreement, dated as of July 29, 2002, among the Filing Persons.

Exhibit 2. List of Persons Filing Schedule 13D Pursuant to Rule 13d-1(a) under the Act.

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2002

                              HESTIAN PTY LIMITED

                              By: /s/ Brian Michael Sherman
                                 _______________________________________
                              Name:  Brian Michael Sherman
                              Title: Director


                              VB FAMILY TRUST

                              By: /s/ Christopher van Brugge
                                 _______________________________________
                              Name:  Christopher van Brugge
                              Title: Director


                              VB RACING PTY LIMITED

                              By: /s/ Christopher van Brugge
                                 _______________________________________
                              Name:  Christopher van Brugge
                              Title: Director



                              ESCOTWO PTY LIMITED

                              By: /s/ Brian Michael Sherman
                                 _______________________________________
                              Name:  Brian Michael Sherman
                              Title: Director


                              KIRMAN PTY LIMITED

                              By: /s/ Brian Michael Sherman
                                 _______________________________________
                              Name:  Brian Michael Sherman
                              Title: Director


                              CHRISTOPHER VAN BRUGGE, individually

                              /s/ Christopher van Brugge
                              __________________________________________


                              BRIAN MICHAEL SHERMAN, individually

                              /s/ Brian Michael Sherman
                              __________________________________________


                              DR. GENE ROSALIE SHERMAN, individually

                              /s/ Gene Rosalie Sherman
                              __________________________________________

                                INDEX OF EXHIBITS


1.       Joint Filing Agreement, dated as of July 29, 2002, among the Filing
         Persons.

2.       List of Persons Filing Schedule 13D Pursuant to Rule 13d-1(a) under the
         Act.